EXHIBIT 1
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                                  WPP Group plc
       (Incorporated in England and Wales with registered number 01003653)


Directors                                                     Registered office:
Philip Lader* (Chairman)                              Pennypot Industrial Estate
Beth Axelrod                                                               Hythe
Jeremy Bullmore*                                                            Kent
Esther Dyson*                                                           CT21 6PE
John Jackson*
Michael Jordan*
David Komansky*
Christopher Mackenzie*
Stanley Morten*
Koichiro Naganuma*
Howard Paster
John Quelch*
Paul Richardson
Sir Martin Sorrell
(*non-executive directors)
                                                                    2 April 2004


Dear Share Owner

           PROPOSED RENEWAL OF THE LEADERSHIP EQUITY ACQUISITION PLAN

WPP Group plc ("WPP") issued a press announcement on 1 April 2004 concerning the circular (the "Circular") sent to share owners on 22 March 2004 relating to the proposed WPP 2004 Leadership Equity Acquisition Plan (the "2004 Plan"). The Circular includes a notice of extraordinary general meeting to be held on 7 April 2004 at which a resolution is to be proposed for the approval of the 2004 Plan.

Prior to the posting of the Circular, WPP held discussions with representative share owner organisations and a number of major institutional share owners. Following the posting of the Circular these discussions have continued.

As a result, WPP proposes to modify the 2004 Plan as detailed in the Circular by removing the weighted relevance factors for WPP and the other companies in the comparator group of key global competitors. The effect of removing the weighted relevance factors means that WPP and the other companies in the comparator group will be weighted equally for the purposes of ranking WPP's Total Shareholder Return.

Adjournment of the extraordinary general meeting

In order to give share owners appropriate opportunity to consider this change it is proposed that the extraordinary general meeting to be held on 7 April 2004 be adjourned by the Chairman of the meeting pursuant to article 38.2 of WPP's articles of association. The adjourned meeting will now take place on 16 April 2004 at 11.30 a.m. at The Savoy Hotel, The Strand, London WC2.

Action to be taken

All share owners entitled to vote at the adjourned meeting are being issued with a new pink form of proxy which is enclosed with this document. If you are unable to attend the adjourned meeting you may complete either this new pink form of proxy or the original white form of proxy. Should you


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wish to amend the white  form of proxy you have  already  submitted,  you should complete and return the pink form of proxy as soon as possible and in such case upon receipt of a pink form of proxy from you, subject to your right to attend and vote in person at the adjourned meeting, WPP will treat the pink form of proxy as your proxy for the purpose of the adjourned meeting. If you wish the original white form of proxy submitted by you to remain valid for the adjourned meeting you need take no further action. The form of proxy should reach Computershare Investor Services PLC, PO Box 1075, The Pavillions, Bridgewater Road, Bristol BS99 3FA not later than 24 hours before the time appointed for the adjourned extraordinary general meeting. Completion and return of either form of proxy will not preclude you from attending and voting at the adjourned meeting if you wish.

General Information

Copies of the draft rules of 2004 Plan, as originally described in the Circular and as amended to take into account the proposed modification, and all of the other documents referred to in the Circular as being on display shall be, or as the case may be shall remain, on display and available for inspection from today's date at the registered office of the Company and at the offices of Hammonds, 7 Devonshire Square, Cutlers Gardens, London EC2M 4YH (reference Simon Gordon and Carolyn Bell) during normal business hours on any weekdays (Saturdays, Sundays and Public Bank holidays excepted) up to and including 16 April 2004. These documents will also be available for inspection at, and not less than fifteen minutes prior to, the adjourned extraordinary general meeting.

Yours faithfully


/s/ Philip Lader
Philip Lader
Chairman


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